U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
NOTICE OF EXEMPT SOLICITATION
1.	Name of the registrant:
          Exxon Mobil Corporation
2.	Name of person relying on exemption:
          Connecticut Retirement Plans and Trust Funds
3.	Address of person relying on exemption:
          55 Elm Street, Hartford, Connecticut 06106-1773
4.	Written Materials: (Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1)).

The following written materials are attached:
Exhibit 1:	Email letter dated May 15, 2008 from Denise L. Nappier, Connecticut State Treasurer.